                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2002

                   ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
                              FOR HOURLY EMPLOYEES

                            ROCKWELL AUTOMATION, INC.
                      777 East Wisconsin Avenue, Suite 1400
                           Milwaukee, Wisconsin 53202

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

TABLE OF CONTENTS

                                                                    PAGE NO.
                                                                    --------
INDEPENDENT AUDITORS' REPORT                                            1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits
     December 31, 2002 and 2001                                         2

   Statements of Changes in Net Assets Available for Benefits
     Years Ended December 31, 2002 and 2001                             3

   Notes to Financial Statements                                        4

SUPPLEMENTAL SCHEDULE:

   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets Held for Investment Purposes,
     December 31, 2002                                                 10

SIGNATURE                                                              11

EXHIBITS:

   Independent Auditors' Consent                                       12

   Certifications                                                      13

INDEPENDENT AUDITORS' REPORT

To the Rockwell Automation Retirement Savings Plan for Hourly Employees and to Participants therein:

We have audited the accompanying statements of net assets available for benefits of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Milwaukee, Wisconsin
June 13, 2003

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

                                          2002           2001
                                       -----------   -----------
ASSETS

INVESTMENTS:

   Master Defined Contribution Trust   $65,058,750   $71,538,838
   Loan fund                             4,059,398     4,470,849
                                       -----------   -----------

       Total investments                69,118,148    76,009,687
                                       -----------   -----------

TOTAL NET ASSETS AVAILABLE
   FOR BENEFITS                        $69,118,148   $76,009,687
                                       ===========   ===========

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                    2002            2001
                                               -------------   -------------
NET ASSETS AVAILABLE FOR BENEFITS,
   BEGINNING OF YEAR                           $ 76,009,687    $ 86,731,645
                                               ------------    ------------

INCOME:
   (Loss) earnings from investments:
     Net loss in Master Defined
       Contribution Trust                          (558,500)     (3,280,879)
     Interest                                       317,075         392,722
                                               ------------    ------------

         Total loss from investments               (241,425)     (2,888,157)
                                               ------------    ------------

   Contributions:
     Employer                                     1,220,341       1,691,634
     Employee                                     3,166,774       4,505,796
                                               ------------    ------------

         Total contributions                      4,387,115       6,197,430
                                               ------------    ------------

         Total income                             4,145,690       3,309,273
                                               ------------    ------------

EXPENSES:
   Payments to participants or beneficiaries      5,093,333       8,472,206
   Administrative expenses                          284,432         205,608
                                               ------------    ------------

         Total expenses                           5,377,765       8,677,814
                                               ------------    ------------

NET LOSS                                         (1,232,075)     (5,368,541)
                                               ------------    ------------

NET TRANSFERS FROM THE PLAN                      (5,659,464)     (5,353,417)
                                               ------------    ------------

NET DECREASE                                     (6,891,539)    (10,721,958)
                                               ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   END OF YEAR                                 $ 69,118,148    $ 76,009,687
                                               ============    ============

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1.       DESCRIPTION OF PLAN

         The following brief description of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the "Plan"), formerly named Rockwell International Corporation Retirement Savings Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         a. General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. ("Rockwell"), formerly named Rockwell International Corporation. The Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Wells Fargo, N.A. (the "Trustee") is the Trustee of the Plan. The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  On June 29, 2001, Rockwell completed the spinoff of its Rockwell Collins avionics and communications business into an independent, separately traded, publicly held company by distributing all of the outstanding shares of Rockwell Collins, Inc. ("Rockwell Collins") to Rockwell's shareowners on the basis of one Rockwell Collins share for each outstanding Rockwell share. After the spinoff, participants that were employees of Rockwell Collins were allowed to elect to transfer their balances to a plan established by their employer. Participant balances in the amount of $4,066,640 were transferred to a plan of Rockwell Collins. See Note 5 which describes additional changes to the Plan.

                  Participants may invest in fifteen investment funds and the following stock funds which are specified to the Plan:

                           Stock Fund A (employer contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

                           Stock Fund B (employee contributions) - Invests principally in the common stock of Rockwell but may also hold cash and cash equivalents.

                           Boeing Stock Fund - Invests principally in the common stock of The Boeing Company but may also hold cash and cash equivalents.

                           ArvinMeritor Stock Fund - Invests principally in the common stock of ArvinMeritor, Inc. but may also hold cash and cash equivalents.

                           Conexant Stock Fund - Invests principally in the common stock of Conexant Systems, Inc. but may also hold cash and cash equivalents.

                           Exxon Mobil Stock Fund - Invests principally in the common stock of Exxon Mobil Corporation but may also hold cash and cash equivalents.

                           Rockwell Collins Stock Fund - Invests principally in the common stock of Rockwell Collins but may also hold cash and cash equivalents.

                           Skyworks Stock Fund - Invests principally in the common stock of Skyworks Solutions, Inc. but may also hold cash and cash equivalents.

                  The Boeing, ArvinMeritor, Conexant, Exxon Mobil, Rockwell Collins, and Skyworks Stock Funds are closed to any additional employer and employee contributions. Any dividends on common stock related to employer contributions received on behalf of these funds are paid to Stock Fund A. Any dividends on common stock related to employee contributions received on behalf of these funds are paid to the Rockwell Stable Value Managed Fund ("stable value fund").

         b. Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant's base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation.

                  Rockwell contributes an amount equal to 50% of the first 6% of base compensation. Prior to the Rockwell Collins spinoff, certain participants received contributions of an amount equal to 50% of the first 8% of base compensation. Rockwell contributions are made to Stock Fund A. Participants who are vested may elect to transfer a portion or all of their holdings in Stock Fund A to one or more of the investment funds.

                  Effective June 1, 2002, the Plan was amended due to the Economic Growth and Tax Relief Reconciliation Act of 2001 which made provisions for catch-up contributions to 401(k) plans, to give employees who are age 50 and older the opportunity to save more for retirement. Employees must have been age 50 or have turned age 50 by December 31, 2002 to be eligible to contribute in 2002. The 2002 employee catch-up contribution amount allowed was an additional $1,000 in pre-tax contributions and this amount will increase by $1,000 each year until 2006 when it will be $5,000.

         c. Investment Elections - Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in 1% increments among any or all of these funds. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the stable value fund.

                  The Plan invests in the stable value fund which invests primarily in guaranteed investment contracts (GICs) and money market investments. The GICs are benefit-responsive and stated at contract value. The weighted average crediting interest rate for the stable value fund was 5.81% and 6.10% at December 31, 2002 and 2001, respectively.

                  Participants could elect to contribute to a guaranteed return fund which was invested in an insurance contract with the Prudential Insurance Company of America until its expiration on April 2, 2001. The guaranteed return fund contract provided a variable guaranteed annual return to participants for the contract period. The crediting interest rate for the contract was 5.82% at December 31, 2000. The funds invested in the guaranteed return fund contract were automatically transferred into the stable value fund upon its expiration.

         d. Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell common stock held in Stock Fund A and Stock Fund B, as represented by common units. Participants' accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

         e. Vesting - Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell contribution portion of participant accounts plus actual earnings thereon is based on years of vesting service. A participant is 100% vested after three years of vesting service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Rockwell contributions. As a result of the Rockwell Collins spinoff, plan participants that are employees of Rockwell Collins became fully vested and are classified as divested business employees.

         f. Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans) from the balance of the participant's account. Loans are secured by the remaining balance in the participant's account. Interest is charged at a rate equal to the prime rate plus 1%. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant's account. Participants may have up to two outstanding loans at any time from the Plan.

         g. Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant's account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell's contributions to the Plan in accordance with ERISA. However, if the participant is reemployed and fulfills certain requirements, as defined in the Plan document, the participant's account will be restored.

         h. Plan Termination - Although Rockwell has not expressed any current intent to terminate the Plan, Rockwell has the authority to terminate or modify the Plan or to suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Rockwell are discontinued, each participant's employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

         i. Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment.

                  Prior to March 31, 2001, certain employees of the Control Systems business were allowed to apply their account balance to purchase a contract to provide a life annuity or a reduced monthly annuity benefit with 50% of the amount payable after the participant's death to the participant's spouse at the time the option is elected. If the participant selected the latter option, payments would continue to the spouse until the spouse's death.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. Valuation of Investments - Investment in the Master Defined Contribution Trust is stated at fair value except for the benefit-responsive GICs, which are stated at contract value (Note 1c). Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The loan fund is stated at cost which approximates fair value.

         b. Expenses - Plan fees and expenses, including fees and expenses connected with the provision of administrative services by external service providers, are paid from Plan assets.

         c. Use of Estimates - Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to the Plan during the reporting period. Actual results could differ from those estimates.

         d.       Payment of Benefits - Benefits are recorded when paid.

         e. Risks and Uncertainties - The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.       MASTER DEFINED CONTRIBUTION TRUST

         At December 31, 2002 and 2001, with the exception of the participant loan fund, all of the Plan's investment assets were held in a Master Defined Contribution Trust ("Master Trust") account, at Wells Fargo, N.A. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

         The Master Trust investments are valued at fair value at the end of each day except for the benefit-responsive GICs, which are valued at contract value (Note 1c). If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

         The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

         The net assets of the Master Trust at December 31, 2002 and 2001 are summarized as follows:

                                                2002               2001
                                           ---------------   ----------------
Cash and equivalents                       $    30,847,729   $    26,896,546
Common stocks                                1,231,983,302     1,517,780,621
Mutual funds                                   305,886,443       375,758,692
Preferred/convertible securities                 3,834,375         3,045,546
Investments in common collective trusts:
   Stable value fund                           583,562,332       558,611,089
   Fidelity U.S. equity index fund              95,486,091       130,249,787
Accrued income                                     586,782           621,155
Pending trades                                   1,175,677          (893,132)
                                           ---------------   ---------------

     Net assets                            $ 2,253,362,731   $ 2,612,070,304
                                           ===============   ===============

         The net loss of the Master Trust for the years ended December 31, 2002 and 2001 is summarized as follows:

                                                      2002             2001
                                                 --------------   --------------
Interest                                         $  34,034,580    $  39,078,134
Dividends                                           33,132,739       44,001,783
Net depreciation in fair value of investments:
   Common stocks                                  (128,658,298)    (398,976,496)
   Mutual funds                                    (58,591,682)     (50,802,436)
   Investments in common collective trusts         (28,283,536)     (21,417,146)
   Other                                            (1,528,742)      (1,797,770)
                                                 -------------    -------------

       Net loss                                  $(149,894,939)   $(389,913,931)
                                                 =============    =============

         The Plan's interest in the total Master Trust, as a percentage of net assets held by the Master Trust was approximately 3% at December 31, 2002 and 2001. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation in 2002 and 2001.

4.       TAX STATUS

         The Internal Revenue Service has determined and informed Rockwell by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.       CHANGES IN THE PLAN

         Effective January 1, 2001, certain participants who had accounts in the Allen-Bradley predecessor plan as of October 1, 1995 were allowed until March 31, 2001 to apply their account balance to purchase a contract to provide a life annuity or a reduced monthly annuity benefit with 50% of the amount payable after the participant's death to the participant's spouse at the time the option is elected. If the participant selected the latter option, payments would continue to the spouse until the spouse's death.

         Effective June 1, 2001, the name of the plan changed to Rockwell Automation Retirement Savings Plan for Hourly Employees.

         Effective June 29, 2001, the Plan was amended to allow the implementation of the following modifications: discontinuance of contributions to the Plan from and on behalf of employees of Rockwell Collins, allowance of Plan accounts of employees of Rockwell Collins to become fully vested, and the creation of the Rockwell Collins Stock Fund.

         Effective October 1, 2001, vested Plan participants may transfer at any time a portion or all of Rockwell contribution funds (Stock Fund A) to other investment funds within the Plan. This amendment replaces a prior amendment effective September 1, 2000, which allowed vested participants to transfer one time per calendar year a maximum of 25% of the balance held in Stock Fund A to other investment funds within the Plan.

         Effective October 1, 2002, participants may choose to receive the Rockwell Stock Funds' quarterly dividend either as a cash payment or as a reinvestment in their account. Prior to this amendment, participants received cash payments.

         On June 25, 2002, Conexant Systems, Inc. ("Conexant") spun off its wireless communications business prior to the merger of that business with Alpha Industries, Inc., which was subsequently renamed Skyworks Solutions, Inc. ("Skyworks"). As a result of the spinoff and the merger, Conexant shareholders received 0.351 of a share of Skyworks common stock for each outstanding Conexant share. The Plan was amended on June 5, 2002, to allow the creation of the Skyworks Stock Fund to hold the distributed shares of Skyworks.

6.       SUBSEQUENT EVENTS

         In March 2003, Conexant announced its plan to spinoff to shareholders Mindspeed Technologies, Inc., its Internet infrastructure business ("Mindspeed"). At the time of spinoff, Conexant shareholders will receive one share of Mindspeed for every three shares of Conexant common stock held as of record on June 20, 2003.

                                    * * * * *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4I -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
DECEMBER 31, 2002

COLUMN A          COLUMN B                 COLUMN C                COLUMN D      COLUMN E

                                   DESCRIPTION OF INVESTMENT
             IDENTITY OF ISSUER,   INCLUDING COLLATERAL, RATE
              BORROWER, LESSOR     OF INTEREST, MATURITY DATE,                    CURRENT
              OR SIMILAR PARTY       PAR OR MATURITY VALUE           COST          VALUE
----------   -------------------   ---------------------------   ------------   ------------
    *        Wells Fargo, N.A.     Master Defined Contribution
                                   Trust                         $ 67,870,054   $ 65,058,750

    *        Various               Participant Loans; prime
             participants          rate plus 1%, due 2003
                                   to 2011                          4,059,398      4,059,398
                                                                 ------------   ------------

             Total investments                                   $ 71,929,452   $ 69,118,148
                                                                 ============   ============

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

By /s/ Roger Freitag
   ----------------------------
        Roger Freitag
        Plan Administrator

Date: June 26, 2003